3/11/02



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | September 30, 1998 |
| Estimated average burden hours per response . . . | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-40862 |

# ANNUAL AUDITED REPORT
# FORM X-17a-5
# PART III

## FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

CANYON PARTNERS INCORPORATED

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9665 Wilshire Boulevard, Suite 200
(No. and Street)

| Beverly Hills | California | 90212 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Plaga (310) 247-2700
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

| 350 South Grand Ave. | Los Angeles, | California | 90071-3462 |
|---|---|---|---|
| (ADDRESS) Number and Street | City | State | Zip Code |

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

## OATH OR AFFIRMATION

I, R. Christian B. Evensen, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Canyon Partners Incorporated (the "Company") for the year ended December 31, 2001, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



ELIZABETH M. AGUILERA
Commission # 1339134
Notary Public - California
Los Angeles County
My Comm. Expires Jan 12, 2006


[signature]
Signature

President
Title

[signature]
Notary Public

Canyon Partners Incorporated
Table of Contents

This report contains (check all applicable boxes):

| | | |
|---|---|---|
| (x) | | Independent Auditors' Report |
| (x) | (a) | Facing page |
| (x) | (b) | Statement of Financial Condition |
| (x) | (c) | Statement of Income (Operations) |
| (x) | (d) | Statement of Cash Flows |
| (x) | (e) | Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital |
| ( ) | (f) | Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable) |
| (x) | | Notes to Financial Statements |
| (x) | (g) | Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 |
| ( ) | (h) | Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable) |
| ( ) | (i) | Information Relating to the Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable) |
| ( ) | (j) | A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not required) |
| ( ) | (k) | A Reconciliation between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (applicable) |
| (x) | (1) | An Oath or Affirmation |
| ( ) | (m) | A copy of the SIPC Supplemental Report (not required) |
| ( ) | (n) | A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control) |


RECEIVED
WASH. D.C.
365
SECTION

CANYON PARTNERS INCORPORATED
(A Wholly Owned Subsidiary of CANYON PARTNERS LLC)

(SEC ID. NO. 8-40862)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001 AND
INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * * * * * *

Filed Pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com

**Deloitte & Touche**

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Canyon Partners Incorporated
Beverly Hills, California

We have audited the following statement of financial condition of Canyon Partners Incorporated (the "Company"), a wholly owned subsidiary of Canyon Partners, LLC, as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Canyon Partners Incorporated at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2002

# CANYON PARTNERS INCORPORATED

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2001

### ASSETS

| | |
|---|---|
| Cash | $335,967 |
| Deposit with clearing broker | 200,000 |
| Commissions receivable | 4,518 |
| Prepaid expenses | 4,195 |
| Investments | 32,400 |
| Due from Parent | 6,296 |
| TOTAL | $583,376 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES - | |
| Accounts payable and accrued expenses | $ 13,135 |
| STOCKHOLDER'S EQUITY: | |
| Common stock, no par value; 100,000 shares authorized; 10,000 shares issued and outstanding | 10,000 |
| Additional paid-in capital | 394,138 |
| Retained earnings | 166,103 |
| Total stockholder's equity | 570,241 |
| TOTAL | $583,376 |

See accompanying notes to the statement of financial condition.

# CANYON PARTNERS INCORPORATED

## NOTES TO STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2001

### 1. NATURE OF OPERATIONS

Canyon Partners Incorporated (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of Canyon Partners LLC (the "Parent"). The Company executes trades for the Parent and affiliates, including Canyon Capital Advisors LLC, a registered investment advisor for a number of funds, some of which are affiliates, and other managed accounts. The Company also engages in securities transactions and investment advisory services related to corporate and real estate transactions.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Presentation*** - The accompanying statement of financial condition of the Company has been prepared pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. The classification and reporting of items appearing therein are consistent in all material respects with that rule. The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

***Fair Value of Financial Instruments*** - Statement of Financial Accounting Standards No. 107, *Disclosure about Fair Value of Financial Instruments*, requires companies to report the fair value of financial instruments for certain assets and liabilities. Cash, investments, receivables, and payables are carried at cost, which approximates fair value.

***Investments*** - Investments are recorded at fair value. At December 31, 2001, the Company had investments in unlisted common stock and warrants. Management has determined that their fair value is $32,400, which approximates cost.

### 3. RELATED PARTY TRANSACTIONS

The Company has a management agreement with the Parent whereby the Parent charges the Company 99 percent of the Company's pre-tax net income for management and certain general and administrative services that the Parent provides to the Company. At December 31, 2001, $6,296 was receivable from the Parent for overpayment of such charges.

### 4. INCOME TAXES

At December 31, 2001, the Company had federal tax operating loss carryforwards of approximately $195,500 available to reduce future federal taxable income. The federal carryforwards expire in years 2008 to 2010. Such loss carryforwards result in a deferred tax asset of approximately $66,500, which was fully reserved for as of December 31, 2001.

## 5. DEPOSIT WITH CLEARING BROKER

The Company has a clearing agreement with a clearing broker. The agreement provides that certain minimum balances must be maintained while the Company's customer accounts are being introduced to and cleared by the broker on a fully disclosed basis and while the Company is involved with certain private placements. In connection with this agreement, the Company is contingently liable to the clearing broker in the event of nonperformance by its introduced customers or by counterparties involved in the Company's private placement transactions. It is the Company's policy to continuously monitor its exposure to these risks.

At December 31, 2001, the Company was required to maintain a minimum of $200,000 on deposit with the clearing broker. The agreement also provides that any amounts on deposit will be returned to the Company within 30 days after cancellation of the agreement. In addition, the deposit does not represent any ownership interest in the clearing broker. As such, the deposit is appropriately included as an allowable asset at December 31, 2001 for purposes of the Company's net capital computation.

## 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $533,046, which was $283,046 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.

## 7. RESERVE REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such rule) of the Securities Exchange Act of 1934, as the Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with a clearing broker. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers.

* * * * * *

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com

**Deloitte & Touche**

February 25, 2002

Canyon Partners Incorporated
9665 Wilshire Blvd., Suite 200
Beverly Hills, California 90212

In planning and performing our audit of the financial statements of Canyon Partners Incorporated (the "Company"), a wholly owned subsidiary of Canyon Partners LLC, for the year ended December 31, 2001 (on which we issued our report dated February 25, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP